UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

18 September 2020
Pearson plc
("Pearson" or the "Company")

Results of General Meeting

On 24 August 2020, the Company announced the prospective appointment of Andy Bird as Pearson's new Chief Executive and its intention to seek shareholder approval of a resolution to amend Pearson's Directors' Remuneration Policy to permit the grant of a co-investment share award to him (the "Resolution").

Pearson held a General Meeting at 12 noon today in order to seek approval of the Resolution. The Company is pleased to confirm that the Resolution, as set out in the Circular and Notice of General Meeting dated 28 August 2020, was proposed and approved on a poll.

The table below shows the results of the poll for the Resolution. Pearson's issued share capital at the voting record date was 752,971,544 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes cast is approximately 82%.

Resolution	Votes For and Discretionary	% votes cast For and Discretionary	Votes Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Votes Withheld/ Abstentions*
Amendment to the Directors' Remuneration Policy to permit the grant of the Co-investment Award	417,060,992	67.22%	203,423,538	32.78%	620,484,530	82.40%	370,074

* Votes withheld are not votes in law and are not counted in the calculation of the proportion of votes 'For' and 'Against' the Resolution.

Given the unusual nature of the co-investment plan in the UK market, the Board very much appreciates the support for the Resolution by the majority of shareholders, although it notes that a significant minority of shareholders voted against the proposal.

The Company engaged extensively with shareholders during this process, noting that the Board had developed a highly competitive remuneration package in order to secure, in Andy, an outstanding candidate to lead Pearson in its next chapter. The Company will continue to engage with shareholders on remuneration matters and, in accordance with the Corporate Governance Code, will provide an update within six months of the General Meeting.

A copy of the Resolution will be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The results will also be made available for viewing on Pearson's website at www.pearson.com.

Note: References to the "Board" in this announcement refer to the Independent Directors, as explained in the Circular dated 28 August 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 September 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary